FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG GROUP PLC



                        ANNUAL REPORT AND ACCOUNTS 2002

    ANNUAL REVIEW 2002 AND NOTICE OF ANNUAL GENERAL MEETING ON 22 APRIL 2003



Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document View Facility which is situated at:-



Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Telephone: 020 7676 1000



BG Group plc

17 March 2003

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17 March 2003                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary